March 16, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Barbara C. Jacobs

Re:                             Carbon Black, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted February 22, 2018

File No. 377-01883

Dear Ms. Jacobs:

This letter is confidentially submitted on behalf of Carbon Black, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on February 22, 2018 (the “Amendment No. 1”), as set forth in your letter dated March 6, 2018 addressed to Patrick Morley, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

General

Please revise to update your financial statements and the related disclosures throughout your filing.  Refer to Rule 3-12 of Regulation S-X.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and has updated the financial statements and related disclosures through the year ended December 31, 2017.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1751.

Sincerely,

/s/ Jared J. Fine, Esq.

Jared J. Fine, Esq.

cc:                                Patrick Morley, Carbon Black, Inc.

Eric Pyenson, Esq., Carbon Black, Inc.

Kenneth J. Gordon, Esq., Goodwin Procter LLP